Exhibit 99.16

CONSENT OF PETER DROBECK, P. GEO

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into i) the Annual Report on Form 40-F of Gammon Gold Inc. (the “Company”) and ii) the Company’s Registration Statement on Form F-10 (File No. 333-162371) being filed with the United States Securities and Exchange Commission:

1.	Information relating to the mineral properties for Venus, Los Jarros and Mezquite;

2.	The annual information form of the Company dated March 23, 2011, which includes reference to my name in connection with information relating to the Ocampo property, and the properties described therein.

Date: March 23, 2011

By: /s/ Peter Drobeck
Peter Drobeck, Registered Geologist
Senior VP, Exploration & Business Development
Gammon Gold Inc.